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                                                                     Exhibit 4.2


[LOGO OF BANCTEC APPEARS HERE]

                             IMPORTANT ANNOUNCEMENT



TO:       All BancTec, Inc. Employees

FROM:     Tod V. Mongan
          Senior Vice President

DATE:     February 6, 1997

SUBJECT:  Re-Introduction to the Employee Stock Purchase Plan

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For many years, BancTec has had the privilege of offering you the opportunity to participate in the long-term success of the Company through employee ownership. In our continuing effort to make this process as easy as possible for the employees, we have engaged Smith Barney to administer the BancTec, Inc. 1996 Employee Stock Purchase Plan (the "Plan"). Employees who decide to participate in the Plan must establish an account with Smith Barney.

A few significant changes were made when we adopted the Plan last year. They are:

 . Once you enroll in the Plan, your participation will be continuous until you request, in writing, to be removed from active participation.

 . The payroll deduction period for the Plan will be from January 1 through December 31 of each year.

 . The enrollment period will be December 1 through December 15 of each year. The required enrollment forms must be received by the Stock Plan Administrator no later than December 15 to effect your participation. A fax will be accepted if immediately followed by the original.

PLEASE READ THE PLAN, ENROLLMENT BROCHURE, AND THIS LETTER VERY CAREFULLY BEFORE YOU DECIDE TO PARTICIPATE.

The Plan is not subject to any of the provisions of the Employment Retirement Income Security Act of 1974 ("ERISA") and is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended.

One of the most important items to review when considering your participation in the Plan is the tax implications to you, the participant. The following is a brief description of the tax considerations of the Plan. PLEASE REVIEW THEM CAREFULLY.
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                               TAX CONSIDERATIONS

Under the Plan, an employee will not recognize gain upon the receipt of a share of stock if (a) he holds such stock for two years after the date he was first granted the option to purchase such share and for one year after the transfer of such share to him and (b) the employee is employed by the Company or a subsidiary of the Company at all times during the period beginning with the date he is granted the option and ending on the day three months before the date he exercises the option.

The employee will, however, recognize gain when he thereafter disposes of the stock, or dies still owning the stock. If an employee (a) disposes of shares purchased under the option more than two years after the grant of the option and one year after the transfer of such shares to him or (b) dies while owning such shares, he will recognize ordinary income (compensation income) in the year of disposition or death in an amount equal to the lesser of (1) the excess of the fair market value of the shares at the time of such disposition or death over the amount paid for such shares, or (2) the excess of the fair market value of the shares at the time the option was granted over the option exercise price.
In the event that the option exercise price is not fixed or determinable at the time the option is granted, then, for purposes of the rule, the option exercise price shall be determined as if the option was exercised at such time. Any remaining gain resulting from such disposition will constitute capital gain, and any loss will constitute capital loss, if the shares are held as capital assets. The employee's basis in the shares, for purposes of computing capital gain or loss on the disposition of such shares, will be the exercise price plus any amount of ordinary income recognized by him on the disposition of the shares.
In general, if the employee dies while owning such shares, his basis in the shares, for purposes of computing capital gain or loss on the ultimate disposition of such shares by his beneficiary, will be the fair market value of such shares on the date of the employee's death (without regard to any amount includible in the decedent's gross income).

If an employee disposes of shares acquired pursuant to the option within two years of the date of the grant of the option or within one year after the transfer of such shares to him, he will recognize ordinary income (taxable as compensation) in the year of disposition equal to the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price, regardless of whether such excess is greater than the gain realized on the disposition. In addition, if such shares are held as capital assets, the employee will realize (a) capital gain equal to the excess of the sales price over the fair market value of the shares on the date the option was exercised or
(b) capital loss equal to the excess of the fair market value of the shares on the date the option was exercised over the sales price. The basis in the shares, for purposes of computing such gain, will be the exercise price of the shares plus the amount of ordinary income recognized by the employee on the disposition of the shares. Such gain will be long-term if the shares have been held more than one year at the time of disposition.

The Company is not entitled to any deduction for federal income tax purposes in connection with the issuance or exercise of an option under the Plan unless the employee makes a disposition of the shares purchased pursuant to the option within two years after the date of the grant of the option or within one year after the transfer of such shares to him. If the employee disposes of the shares within such period, the Company will be entitled to a deduction equal to the amount recognized by the employee as ordinary income. Any disposition of the shares after the end of such period does not entitle the Company to any deduction for federal income tax purposes.

Under the Code, an employee, upon the exercise of a right to purchase stock under the Plan, will not be in receipt of an item of "tax preference" as described in Section 57 of the Code.

The foregoing description of the federal income tax consequences of the Plan is intended merely as an aid for employees, and the Company assumes no responsibility in connection with the income tax liability of any employees. Employees are urged to obtain competent professional advice regarding applicability of federal, state, and local tax laws.